FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure 1: Offer Update
Enclosure 2: Notice of Results

Enclosure 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR JAPAN

18 July 2003

CELLTECH GROUP PLC (CELLTECH)

CASH OFFER FOR OXFORD GLYCOSCIENCES PLC (OGS)

On 26 February 2003, Celltech and (outside the United States) JPMorgan on its behalf, announced a cash offer for the entire issued and to be issued share capital of OGS.

Celltech announced on 16 April 2003 that the Offer had become unconditional in all respects and on 4 June 2003 announced that it had commenced the procedure for the compulsory acquisition of the remaining OGS Shares under the Companies Act 1985 (the Act).

Celltech announces that on 18 July 2003, pursuant to section 429 of the Act, it completed the compulsory acquisition of those OGS Shares for which acceptances of the Offer had not been received. As a result of the compulsory acquisition, Celltech has acquired 100 per cent. of the issued OGS Shares.

Application has already been made to the UK Listing Authority (the UKLA) to cancel the listing of the OGS Shares on the Official List of UKLA and to the London Stock Exchange plc (the LSE) to cancel the admission to trading of the OGS Shares on the LSE with effect from 8.00 a.m. on 21 July 2003.

Enquiries:

For further information contact:

Celltech Group plc                                                        Telephone: +44 (0)1753 534 655
Dr Göran Ando, CEO
Peter Allen, Deputy CEO and CFO
Richard Bungay, Director of Corporate Communications

JPMorgan                                                                  Telephone: +44 (0)20 7742 4000
David Kellett, Associate

Terms defined in the Offer Document have the same meaning when used in this announcement.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

Enclosure 2

25th July, 2003

Celltech Group plc

Notice of Interim Results

Celltech Group plc will be announcing its interim results for the six months ending 30th June, 2003, on Tuesday 19th August, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 18 August, 2003